NUVEEN INVESTMENT TRUST III

MANAGEMENT AGREEMENT

SCHEDULE A

AMENDED AS OF APRIL 28, 2010

The Funds of the Trust currently subject to this Agreement and the effective date of each are as follows:

FUND	EFFECTIVE DATE	TERM
Nuveen Multi-Strategy Core Bond Fund	November 13, 2007	Until August 1, 2010
Nuveen High Yield Bond Fund	November 13, 2007	Until August 1, 2010
Nuveen Short Duration Bond Fund	November 13, 2007	Until August 1, 2010
Nuveen Symphony Credit Opportunities Fund	April 28, 2010	Until August 1, 2011

NUVEEN INVESTMENT TRUST III

MANAGEMENT AGREEMENT

SCHEDULE B

a.	Compensation pursuant to Section 7 of this Agreement shall be calculated with respect to each Fund in accordance with the following schedule applicable to the average daily net assets of the Fund: Each Fund’s Management Fee will equal the sum of a Fund-Level Fee and a Complex-Level Fee.

b.	The Fund-Level Fee for each Fund shall be computed by applying the following annual rate to the average total daily net assets of the Fund:

Average Total Daily Net Assets	Rate	Rate	Rate	Rate
	Nuveen High Yield Bond Fund	Nuveen Multi- Strategy Core Bond Fund	Nuveen Short Duration Bond Fund	Nuveen Symphony Credit Opportunities Fund
For the first $125 million	.4000%	.3000%	.2000%	.4500%
For the next $125 million	.3875%	.2875%	.1875%	.4375%
For the next $250 million	.3750%	.2750%	.1750%	.4250%
For the next $500 million	.3625%	.2625%	.1625%	.4125%
For the next $1 billion	.3500%	.2500%	.1500%	.4000%
Over $2 billion	.3250%	.2250%	.1250%	.3750%

c.	The Complex-Level Fee shall be calculated by reference to the daily net assets of the Eligible Funds, as defined in section 2 below (with such daily net assets to include, in the case of Eligible Funds whose advisory fees are calculated by reference to net assets that include net assets attributable to preferred stock issued by or borrowings by the fund, such leveraging net assets) (“Complex-Level Assets”), pursuant to the following annual fee schedule:

Complex-Level Managed Assets Breakpoint Level	Effective Rate at Breakpoint Level
($million)
55,000.2000%
56,000.1996%
57,000.1989%
60,000.1961%
63,000.1931%

66,000.1900%
71,000.1851%
76,000.1806%
80,000.1773%
91,000.1691%
125,000.1599%
200,000.1505%
250,000.1469%
300,000.1445%

d.	“Eligible Funds”, for purposes of the Agreement as so amended, shall mean all Nuveen-branded closed-end and open-end registered investment companies organized in the United States. Any open-end or closed-end funds that subsequently become part of the Nuveen complex because either (a) Nuveen Investments, Inc. or its affiliates acquire the investment adviser to such funds (or the advisor’s parent), or (b) Nuveen Investments, Inc. or its affiliates acquire the fund’s adviser’s rights under the management agreement for such fund, will be evaluated by both Nuveen management and the Nuveen Funds’ Board, on a case-by-case basis, as to whether or not these acquired funds would be included in the Nuveen complex of Eligible Funds and, if so, whether there would be a basis for any adjustments to the complex-level breakpoints.

SIGNATURE PAGE FOLLOWS

Dated: April 28, 2010

NUVEEN INVESTMENT TRUST III

ATTEST	By:	/s/ Kevin J. McCarthy
Vice President

/s/ Virginia O’Neal

NUVEEN ASSET MANAGEMENT

ATTEST	By:	/s/ Gifford R. Zimmerman
Managing Director

/s/ Mark L. Winget

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